Mail Stop 4561
									September 16, 2005

Mr. Ronald Vetter
President and Chief Financial Officer
Montpellier Group, Inc.
15321 Main Street NE152
Duvall, WA 98019

      Re:	Montpellier Group, Inc.
		Form 10-KSB for Fiscal Year Ended October 31, 2004 Form 10-QSB for Fiscal Quarter Ended January 31, 2005 Form 10-QSB for Fiscal Quarter Ended April 30, 2005 File No. 0-50103

Dear Mr. Vetter:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended October 31, 2004

Item 13 - Exhibits, Financial Statement Schedules and Reports on
Form
8-K, page 12

1. Please revise the certification included as exhibit 31.1 to conform to the presentation presented in Item 601(b)(31) of Regulation S-B, if such statements continue to be true considering the revised wording and the appropriate period ending date.
Please
make conforming changes to the Forms 10-QSB for the fiscal quarters ended January 31, 2005 and April 30, 2005.

2. Please revise the certification included as exhibit 32.1 to reflect the appropriate period ended date.

Item 14 - Controls and Procedures, page 12

3. We note your statement that based upon their evaluation, your chief executive officer and the chief financial officer, as of the end of the fiscal year, "have concluded the controls and procedures currently in place are adequate to ensure material information and other information requiring disclosure is identified and accumulated on a timely basis." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Ronald Vetter
Montpellier Group, Inc.
September 16, 2005
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